UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. __)*
GRAPHIC PACKAGING CORPORATION
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
388688103
(CUSIP Number)
Stephen A. Hellrung, Esq.
Senior Vice President, General Counsel and Secretary
Graphic Packaging Holding Company
814 Livingston Court
Marietta, Georgia 30067
(770) 644-3000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
March 10, 2008
(Date of event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box: ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 030137103

1	NAMES OF REPORTING PERSONS Graphic Packaging Holding Company

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		100

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		100

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	100

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	100%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No. 030137103

1	NAMES OF REPORTING PERSONS Giant Merger Sub, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

Statement on Schedule 13D
under the
Securities Exchange Act of 1934, as amended

Item 1.	Security and Issuer.
     The class of equity securities to which this Schedule 13D relates is the common stock, par value $0.01 per share (the “Company Common Stock”), of Graphic Packaging Corporation, a Delaware corporation (the “Company”). The principal executive offices of the Company are located at 814 Livingston Court, Marietta, Georgia 30067.

Item 2.	Identity and Background.
     This statement is being filed by Graphic Packaging Holding Company, formerly known as New Giant Corporation, a Delaware corporation (“New Graphic”) and Giant Merger Sub, Inc., a Delaware corporation (“Merger Sub”). New Graphic’s offices are located at 814 Livingston Court, Marietta, Georgia, 30067. New Graphic is a holding company for the shares of the Company. Attached as Schedule A hereto and incorporated by reference herein is a list of all of the executive officers and directors of New Graphic. The separate corporate existence of Merger Sub ceased upon consummation of the Merger (as defined below).

Item 3.	Source and Amount of Funds or Other Consideration.
     The merger consideration paid in connection with the consummation of the Merger as described in Items 4 and 5 below was paid in the form of New Graphic common stock, par value $0.01 (“New Graphic Common Stock”).

Item 4.	Purpose of the Transaction.
     On March 10, 2008, pursuant to the Transaction Agreement and Agreement and Plan of Merger, dated as of July 9, 2007 (the “Transaction Agreement”), by and among the Company, Bluegrass Container Holdings, LLC (“BCH”), TPG Bluegrass IV, L.P. (“TPG IV”), TPG Bluegrass IV-AIV 2, L.P., TPG Bluegrass V, L.P. (“TPG V”), TPG Bluegrass V-AIV 2, L.P., Field Holdings, Inc., TPG FOF V-A, L.P., TPG FOF V-B, L.P., BCH Management, LLC, TPG Bluegrass IV, Inc., as transferee of the interests in BCH owned by TPG IV, TPG Bluegrass V, Inc., as transferee of the interests in BCH owned by TPG V, New Graphic and Merger Sub., Merger Sub was merged with and into the Company with the Company surviving as a wholly-owned subsidiary of New Graphic (the “Merger”). Each share of Company Common Stock outstanding immediately prior to the Merger was converted into the right to receive one share of New Graphic Common Stock. Also pursuant to the Merger, each share of Merger Sub’s common stock outstanding immediately prior to the Merger was converted into one share of Company Common Stock with the Company as the surviving corporation in the Merger.
     In connection with the consummation of the transactions contemplated by the Transaction Agreement, each director of the Company who was a director of the Company prior to consummation of the Merger, except for David W. Scheible, resigned as a director, effective upon the consummation of the Merger. Daniel J. Blount and Stephen A. Hellrung were appointed as directors of the Company immediately following the consummation of the Merger.

     Pursuant to the Merger, the Company’s Certificate of Incorporation and By-Laws were amended and restated effective upon the consummation of the Merger.
     Trading of the Company Common Stock on the New York Stock Exchange has been suspended, and the Company Common Stock will be delisted. New Graphic Common Stock will begin trading on the New York Stock Exchange under the Company’s symbol, GPK. Registration of the Company’s Common Stock under Section 12 of the Securities Act of 1934, as amended, will be terminated.

Item 5.	Interest in Securities of the Issuer.
     (a) As a result of the Merger, New Graphic is the sole stockholder of the Company, and has beneficial ownership of 100 shares of Company Common Stock, which represents 100% of the issued and outstanding shares following the Merger. The separate corporate existence of Merger Sub has ceased, and therefore, Merger Sub owns no shares of Company Common Stock.
     (b) New Graphic has sole authority to vote or direct the vote and sole power to dispose or to direct the disposition for all 100 shares of the Company. Merger Sub has no authority to vote or direct the vote for any shares of the Company.
     (c) On March 10, 2008, pursuant to the Transaction Agreement, Merger Sub merged with and into the Company with the Company as the surviving corporation, and each share of Company Common Stock was cancelled and converted into the right to receive one share of New Graphic Common Stock. As a result of the Merger, New Graphic is deemed to have acquired beneficial ownership of all shares of Common Stock issued and outstanding immediately prior to the Merger, and is the beneficial owner of all 100 issued and outstanding shares of the Company as the surviving corporation in the Merger, immediately following the Merger.
     (e) Merger Sub ceased to be deemed a beneficial owner of more than five percent of the Company Common Stock on March 10, 2008, as a result of its termination of existence in the Merger.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     The information contained in Items 4 and 5 with respect to any contract, arrangement, understanding or relationship described therein is hereby incorporated herein by this reference.

Item 7.	Material to be Filed as Exhibits.
(a)	Transaction Agreement and Agreement and Plan of Merger, dated as of July 9, 2007, among Graphic Packaging Corporation, Bluegrass Container Holdings, LLC, Giant Merger Sub, Inc., New Giant Corporation, Field Holdings, Inc. and the sellers named therein. Filed as Annex A to New Giant Corporation’s Registration Statement on Form S-4, as amended Commission File No. 333-145849), and incorporated herein by reference.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, correct and complete.

GRAPHIC PACKAGING HOLDING COMPANY
Dated: March 10, 2008	/s/ Stephen A. Hellrung
Stephen A. Hellrung
Senior Vice President, General Counsel and Secretary

GIANT MERGER SUB, INC.
	By:	GRAPHIC PACKAGING CORPORATION,
successor-in-interest by merger

Dated: March 10, 2008	/s/ Stephen A. Hellrung
Stephen A. Hellrung Senior Vice President, General Counsel and Secretary

Schedule A

Executive Officers

David W. Scheible	Director, President and Chief Executive Officer	814 Livingston Court, Marietta, Georgia 30067

Donald W. Sturdivant	Executive Vice President, Mills and Specialty Businesses	814 Livingston Court, Marietta, Georgia 30067

Daniel J. Blount	Senior Vice President and Chief Financial Officer	814 Livingston Court, Marietta, Georgia 30067

Stephen A. Hellrung	Senior Vice President, General Counsel and Secretary	814 Livingston Court, Marietta, Georgia 30067

James M. Aikins	Senior Vice President, Human Resources	814 Livingston Court, Marietta, Georgia 30067

Michael P. Doss	Senior Vice President, Consumer Products Packaging	814 Livingston Court, Marietta, Georgia 30067

Michael R. Schmal	Senior Vice President, Beverage Products Packaging	814 Livingston Court, Marietta, Georgia 30067

William Scott Wenhold	Vice President and Treasurer	814 Livingston Court, Marietta, Georgia 30067

Deborah R. Frank	Vice President and Controller	814 Livingston Court, Marietta, Georgia 30067

Kevin J. Crum	Assistant Treasurer	814 Livingston Court, Marietta, Georgia 30067

Laura Lynn Smith	Assistant Secretary	814 Livingston Court, Marietta, Georgia 30067

Roseann M. Alexander	Assistant Secretary	814 Livingston Court, Marietta, Georgia 30067

Directors

George V. Bayly	Director	814 Livingston Court, Marietta, Georgia 30067

John D. Beckett	Director	814 Livingston Court, Marietta, Georgia 30067

G. Andrea Botta	Director	814 Livingston Court, Marietta, Georgia 30067

Jeffrey H. Coors	Director	814 Livingston Court, Marietta, Georgia 30067

Kevin J. Conway	Director	814 Livingston Court, Marietta, Georgia 30067

Kelvin C. Davis	Director	814 Livingston Court, Marietta, Georgia 30067

Jack A. Fusco	Director	814 Livingston Court, Marietta, Georgia 30067

Jeffrey Liaw	Director	814 Livingston Court, Marietta, Georgia 30067

Harold R. Logan, Jr.	Director	814 Livingston Court, Marietta, Georgia 30067

Michael G. MacDougall	Director	814 Livingston Court, Marietta, Georgia 30067

John R. Miller	Director	814 Livingston Court, Marietta, Georgia 30067

Robert W. Tieken	Director	814 Livingston Court, Marietta, Georgia 30067